QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)(5)(11)

FOR IMMEDIATE RELEASE

For More Information Contact:

TROY Group, Inc.
Patrick J. Dirk, President & CEO
Dennis C. Fairchild, Senior VP & CFO
Myra K. Erickson, Investor Relations
(949) 250-3280
www.troygroup.com

TROY ANNOUNCES TERMINATION
OF MERGER AGREEMENT

SANTA ANA, Calif.—(BUSINESS WIRE)—January 18, 2005 -TROY Group, Inc. (NASDAQ: TROY) announced today that Dirk, Inc., a corporation controlled by Patrick J. Dirk, the Chairman of TROY, and his family members, has terminated the merger agreement previously entered into with TROY, pursuant to which Mr. Dirk and his family were to acquire the outstanding shares of TROY common stock that they did not already own at a price of $3.06 per share in cash.

TROY stockholders approved the merger agreement and related merger at a special meeting held on November 9, 2004. However, the obligation of Dirk, Inc. to complete the merger was subject to the satisfaction or waiver of certain conditions, including the exercise of appraisal rights by holders of no more than 5% of the outstanding shares. Following the special meeting, it was determined that holders of more than 5% of the outstanding shares had asserted appraisal rights. As a result, Dirk, Inc. exercised its right under the merger agreement to terminate the merger agreement and the related merger.

According to the Company, Mr. Dirk, on behalf of Dirk, Inc., had informed the special committee of the board of directors that the decision to terminate the merger agreement was based on the number of shares subject to appraisal claims and the most recent valuation of the Company by the special committee's financial advisor of $2.56 per share.

About TROY Group

        TROY Group, Inc. ("TROY") offers a full range of products to its customers in two primary product lines: Secure Payment Systems and Wireless and Connectivity Solutions. Secure Payment Systems include Security Printing Solutions which enable the secure printing and management of checks, and Financial Service Solutions which enable secure electronic payments. Wireless and Connectivity Solutions includes hardware and software solutions that enable enterprises to share intelligent devices, such as printers, either wirelessly or using traditional networks. TROY distributes products to major corporations, banks, key government accounts and distributors worldwide. Visit TROY at www.troygroup.com.

This press release contains certain forward-looking statements of TROY (statements that are not historical fact). These forward-looking statements may be identified by terms such as believe, expect, may, will, could and should, and the negative of these terms or other similar expressions. These statements, including statements regarding the valuation of the Company are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, the demand for printed financial documents, market acceptance of products incorporating wireless printing technologies, our ability to enhance existing products and develop new products, our ability to hire and retain qualified management, technology and other personnel, impact of competition from existing and new technologies and companies, the costs and impact of current litigation and the other factors set forth in our periodic reports and other documents that we file from time to time with the Securities and Exchange. Statements included in this news release are based upon information known to TROY as of the date of this release, and TROY assumes no obligation to update information contained in this news release.

# # #

QuickLinks

  Exhibit 99(a)(5)(11)